

22004415

# ANNUAL REPORTS
# FORM X-17A-5
# PART III



SEC
Mail Processing
Section

MAR 25 2022

Washington DC
413

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SEC FILE NUMBER

8-45529

## FACING PAGE
### Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021_____ AND ENDING ____12/31/2021_____
                                    MM/DD/YY                              MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Halliday Financial LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Glen Cove Avenue
_____
                                    (No. and Street)

| Glen Head | New York | 11545 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rachel Pino | (516) 671-1099 | rpino@hallidayfinancial.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
_____
        (Name – if individual, state last, first, and middle name)

| 517 Route One South, Suite 4103 | Iselin | New Jersey | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/18/2003 | 217 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

#### FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Rachel Pino_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Halliday Financial LLC_____, as of March 24_____, 2 022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET INNELLI
Notary Public, State of New York
No. 01IN6368041
Qualified in Nassau County
Commission Expires 12/04/20 21

Signature: _____

Title: _____
CFO

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# HALLIDAY FINANCIAL, LLC

**HALLIDAY FINANCIAL, LLC**

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

# HALLIDAY FINANCIAL, LLC

## CONTENTS

Report of Independent Registered Public Accounting Firm                1

**Financial Statements**

    Statement of Financial Condition                              2

    Notes to Financial Statements                              3-8



**berkower**

*Certified Public Accountants & Advisors*

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Halliday Financial, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Halliday Financial, LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
March 23, 2022

# HALLIDAY FINANCIAL, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2021**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 810,059 |
| Due from clearing broker | | 25,000 |
| Fees receivable | | 403,395 |
| Investment in securities, at fair value | | 290,264 |
| Cash surrender value of officers' life insurance | | 277,168 |
| | | |
| **Total Assets** | $ | 1,805,886 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Commissions payable | $ | 201,697 |
| Accounts payable and accrued expenses | | 865 |
| Total liabilities | | 202,562 |
| | | |
| Member's Equity | | |
| Total Member's Equity | | 1,603,324 |
| | | |
| **Total Liabilities and Member's Equity** | $ | 1,805,886 |

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 1. Nature of business

*Nature of Business*

Halliday Financial, LLC (the "Company") was formed in the state of Delaware in 2013. The Company has offices in the state of New York. The Company is wholly-owned by Halliday Financial Group, Inc. (the "Parent"). The Company provides financial services for the retirement plans of professors in the CUNY school system. In addition, the Company assists individuals and corporations with their various financial needs. The Company also participates as a selling group member in underwriting transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

### 2. Summary of significant accounting policies

#### *Basis of Presentation*

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

#### *Revenue recognition*

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

*Commission Fee Income*
The Company buys and sells securities at the request of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

*12B-1 Fee Income*
The Company earns monthly and quarterly mutual fund and variable annuity fees for investors that were introduced and invested in the funds and annuities. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the clearing broker or the company. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company has determined

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 2. Summary of significant accounting policies (continued)

that it cannot be assured that there will not be a significant reversal of revenue recognized until the third-party mutual fund companies and/or annuity companies release payment to the Company.

*Variable Annuity Income*
The Company earns fees from variable annuity contracts for investors that were introduced and invested in these contracts. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the insurance company. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company has determined that it cannot be assured that there will not be a significant reversal of revenue recognized until annuity companies release payment to the Company.

*Syndication and Underwriting fees*
The Company participants as a selling group member for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting fees and related expenses for the year ended December 31, 2021 are reported on the statement of operations.

Disaggregation of revenue, for the year ended December 31, 2021, can be found on the accompanying statement of operations.

*Contract Assets and Liabilities*
The Company had no contract assets or liabilities at January 1, 2021 or December 31, 2021.

### *Allowance for Credit Losses*

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 2. Summary of significant accounting policies (continued)

*Valuation of Investments in Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

*Valuation Techniques*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

### Lease Obligations:

The Company adopted ASC Topic 842, Leases ("ASC 842") in 2019. This guidance increased the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represented a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, do not significantly change from previous US GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical accounting standards.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 2. Summary of significant accounting policies (continued)

This discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

*Income Taxes*

The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Accordingly, the Company has not provided for federal state and local income taxes.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for years after 2018.

### 3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2021:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2021 |
|---|---|---|---|---|
| **Assets** (at fair value) | | | | |
| **Investments in securities** Mutual funds | $ 290,264 | $ - | $ - | $ 290,264 |

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 4. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2021, the Company elected not to make a contribution.

### 5. Related party transactions

During 2021, the Company incurred administrative fees to an Affiliate in the amount of $184,000. The Affiliate forgave the obligation to pay such fees and accordingly the Company reclassified such amount as a capital contribution.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions amount unrelated parties.

### 6. Commitment

The Company leases its office facilities under operating leases commencing on January 1, 2022 and expiring through December 2022.

Aggregate future minimum annual rental payments amount to $155,280 for the year ending December 31, 2022.

Rent expense amounted to $182,725 for the year ended December 31, 2021.

### 7. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $1,505,038, which was $1,405,038 in excess of its minimum net capital required of $100,000.

### 8. Exemption from Rule 15c3-3

The management of the Company is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule.

With respect to the Company's business lines not exempt pursuant to the above (primarily mutual fund and variable annuity business), the Company did not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule I 15c3-3 for the aforementioned business lines, it may file an Exemption Report.

# HALLIDAY FINANCIAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 9. Concentrations of Credit Risk

The Company maintains cash in one bank account in New York, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

### 10. Off balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, the due from clearing broker on the Statement of Financial Condition includes the clearing deposit of $25,000.

### 11. Subsequent Events

The Company has performed an evaluation of subsequent events through the date these financial statements were issued. There were no subsequent events that required disclosures and/or adjustments.